Amendment #1 to Common Stock Purchase Warrant

This is Amendment #1, dated as of August 29, 2007, to the Common Stock Purchase Warrant issued on September 30, 2004 by 8x8, Inc., (the "Company"), to the Riverview Group, LLC (the "Holder").

1. Except as otherwise stated, capitalized terms used herein shall have the same meaning as set forth in the Common Stock Purchase Warrant.

2. Section 5 (c) shall be deleted in its entirety and replaced with the following:

    "Section 5(c)   [Intentionally Deleted]."

3. Nothing in Section 5 shall require the Company to make a cash payment to the Holder in connection with the exercise of the Common Stock Purchase Warrant.

4. This Amendment #1 shall be effective as of the date hereof.

5. The Company shall file with the Securities and Exchange Commission within two business days from the date hereof a Report on Form 8-K disclosing the details of this Amendment #1 and shall attach a copy of this Amendment #1 as an Exhibit.

6. Except as modified as provided herein, the Common Stock Purchase Warrant shall remain in full force and effect. This Amendment #1 shall be governed by, and construed in accordance with, the law of the State of Delaware.

8x8, Inc.   Riverview Group, LLC
                                             By: Integrated Holding Group, L.P.
                                             By: Millennium Management, L.L.C.

By: /s/BRYAN MARTIN   By: /s/DAVID NOLAN
Name: Bryan Martin   Name: David Nolan
Title: Chairman & CEO   Title: Co-President & Vice Chairman